TYPE: 3
SEQUENCE 1

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Form 3 INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

1. Name and Address of Reporting Person
   Mortgage Investment Trust Corporation
   5200 West 94th Terrace
   Prairie Village, KS  66207

2. Date of Event Requiring Statement (Month/Day/Year)
   8/31/98

3. I.R.S. Identification Number of Reporting Person (Voluntary)
   48-1101989

4. Issuer Name and Ticker or Trading Symbol
   IFB Holdings, Inc. (IFBH)

5. Relationship of Reporting Person to Issuer (Check all applicable)
   [ ] Director                     [X] 10% Owner
   [ ] Officer (give title below)   [ ] Other (specify below)

6. If Amendment, Date of Original (Month/Day/Year)

7. Individual or Joint/Group Filing (Month/Day/Year)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person



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Table I  Non-Derivative Securities Beneficially Owned
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1) Title of Security     2) Amount of     3) D     4) Nature of
                            Securities       or       Ownership
                            Beneficially     I        Direct (D) or
                            Owned                     Indirect (I)
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    Common Stock            58,600 shares     D        Direct
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Table II  Derivative Securities Beneficially Owned
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     None


Explanation of Responses

1. Reporting Person acquired the subject shares in open market purchases from 1/9/97 to 2/4/98 which represented less than 10% of the total outstanding shares of 592,523 as of 2/4/98.

2. Issuer repurchased 118,125 shares in open market transactions from 8/26/98 to 8/31/98 which reduced the total outstanding shares to 474,398 as of 8/31/98.

3. Repurchases by Issuer resulted in an increase of the percentage ownership by the Reporting Person to more than 10% of the total outstanding shares which event precipitated this filing.

Signature of Reporting Person



_____________________________________
Mortgage Investment Trust Corporation
by: Lindsay Olsen, President

October 30, 1998